UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Columbia Funds Variable Insurance Trust I (the Trust) (the only series of the Trust at the time of the Merger were Columbia Variable Portfolio – International Opportunities Fund, Columbia Variable Portfolio – Large Cap Growth Fund II, Columbia Variable Portfolio – Large Cap Growth Fund III, and Variable Portfolio – Loomis Sayles Growth Fund II (the Funds))

3.	Securities and Exchange Commission File No.: 811-08481

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application	☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

225 Franklin Street

Boston, MA 02110

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph D’Alessandro

Ameriprise Financial, Inc.

485 Lexington Avenue, 12th Floor

New York, NY 10017

212-850-1703

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 C.F.R. 270.31a-1, .31a-2]:

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

612-671-4321

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Columbia Management Investment Advisers, LLC*

225 Franklin Street

Boston, MA 02110

*

On May 1, 2010, Columbia Management Investment Advisers, LLC became the investment adviser in connection with the closing of the acquisition of a portion of the asset management business of Columbia Management Group, LLC by Ameriprise Financial, Inc., parent company of Columbia Management Investment Advisers, LLC. Prior to May 1, 2010, Columbia Management Advisors, LLC, located at 100 Federal Street, Boston, MA 02110, served as the investment adviser.

Subadviser for Columbia Variable Portfolio – International Opportunities Fund (formerly known as Columbia Variable Portfolio – Marsico International Opportunities Fund) prior to May 1, 2015, and for Columbia Variable Portfolio – Large Cap Growth Fund II (formerly known as Columbia Variable Portfolio – Marsico 21st Century Fund), Columbia Variable Portfolio – Large Cap Growth Fund III (formerly known as Columbia Variable Portfolio – Marsico Focused Equities Fund) and Variable Portfolio – Loomis Sayles Growth Fund II (formerly known as Columbia Variable Portfolio – Marsico Growth Fund) prior to November 20, 2015:

Marsico Capital Management, LLC

1200 17th Street, Suite 1600

Denver, CO 80202

Subadviser for Variable Portfolio – Loomis Sayles Growth Fund II from November 20, 2015 until April 29, 2016 (date of merger):

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Columbia Management Investment Distributors, Inc.**

225 Franklin Street

Boston, MA 02110

**

On May 1, 2010, Columbia Management Investment Distributors, Inc. became the principal underwriter in connection with the closing of the acquisition of a portion of the asset management business of Columbia Management Group, LLC by Ameriprise Financial, Inc., parent company of Columbia Management Investment Advisers, LLC. Prior to May 1, 2010, Columbia Management Distributors, Inc., located at One Financial Center, Boston, MA 02111, served as the principal underwriter.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒ Yes	☐ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

The following affiliated UITs served as vehicles for investment in one or more Funds prior to merger:

UIT Name	File No.	Business Address

RiverSource Account F	811-03217	1

RiverSource Variable Account 10	811-07355	1

RiverSource Variable Annuity Account	811-07195	1

RiverSource Variable Annuity Account 1	811-07247	1

RiverSource Variable Life Separate Account	811-04298	1

RiverSource of New York Account 4	811-03500	2

RiverSource of New York Account 7	811-04913	2

RiverSource of New York Account 8	811-05213	2

RiverSource of New York Variable Annuity Account	811-07623	2

RiverSource of New York Variable Annuity Account 1	811-07475	2

RiverSource of New York Variable Annuity Account 2	811-07511	2

1.	70100 Ameriprise Financial Center, Minneapolis, MN 55474
2.	20 Madison Avenue Extension, Albany, NY 12203

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place: December 15, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place: April 15, 2016

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 29, 2016

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were	any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes             ☐    No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $244,916

(ii)	Accounting expenses: $49,000

(iii)	Other expenses (list and identify separately): Proxy expenses (including mailing, solicitation, printing and filing costs): $114,822

(iv)	Total expenses (sum of lines (i)–(iii) above): $408,738

(b)	How were those expenses allocated?

Legal expenses were allocated evenly across all Funds involved in mergers. Accounting expenses were merger/transaction specific to each Fund. Proxy expenses, other than proxy filing fees, were allocated to Funds according to each Fund’s number of open accounts over the total number of open accounts of Funds requiring a proxy vote. Proxy filing fees were allocated evenly across all Funds involved. Expenses shown in response to Item 22(a) reflect expenses paid by the Trust on behalf of the Funds.

(c)	Who paid those expenses?

Each Fund bore merger expenses to the extent and up to the amount the Fund was expected to see a decrease in its net expenses as a result of the merger. Expenses above this amount were borne by Columbia Management Investment Advisers, LLC (Columbia). In addition, Columbia agreed to bear at least 50 percent of all merger expenses allocated to Columbia Variable Portfolio – Large Cap Growth Fund II and Columbia Variable Portfolio – Large Cap Growth Fund III.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Merged Fund	Surviving Fund
Columbia Variable Portfolio – International Opportunities Fund	Columbia Variable Portfolio – Select International Equity Fund (5/1/2018 known as Columbia Variable Portfolio – Overseas Core Fund)*

Columbia Variable Portfolio – Large Cap Growth Fund II	Columbia Variable Portfolio – Large Cap Growth Fund*

Columbia Variable Portfolio – Large Cap Growth Fund III	Columbia Variable Portfolio – Large Cap Growth Fund*

Variable Portfolio – Loomis Sayles Growth Fund II	Variable Portfolio – Loomis Sayles Growth Fund (5/1/2018 known as CTIVPSM – Loomis Sayles Growth Fund)*

*	A series of Columbia Funds Variable Series Trust II

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22127

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form N-14, File No. 333-208705, filed on December 22, 2015

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Columbia Funds Variable Insurance Trust I, (ii) he is the Assistant Secretary of Columbia Funds Variable Insurance Trust I, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Joseph D’Alessandro
Joseph D’Alessandro